HumanQ



Dear investors,

We've been diligently enhancing our platform, addressing technical debt, and optimizing systems to ensure unparalleled performance and reliability. Leveraging invaluable user feedback, we've crafted a user-centric coaching platform, poised to deliver intuitive and impactful experiences.

Despite economic challenges, we remain steadfast in our commitment to growth. We're fine-tuning a base product for auto-renewals and implementing strategies to counter sales decline. Through improved resource allocation and operational efficiency, we're driving cost-effectiveness and maximizing our potential.Expanding our sales and growth necessitates strong customer introductions. Your support and connections are invaluable assets as we accelerate our market penetration and propel HumanQ to new heights.

In this phase, we're actively seeking investors willing to invest $200K or more to join us in shaping the future of HumanQ. Your partnership is instrumental as we chart this exciting course of expansion and innovation.

We need your help!

1.) Commencing Series A funding, we are looking to expand HumanQ's sales requires customer introductions. Building support and connections are vital for accelerating growth and market penetration in this competitive market landscape.

2.) Embarking on Series A funding, we seek investors willing to invest $200K or more to propel HumanQ to the next stage. Your partnership is pivotal as we navigate this exciting phase of growth and innovation.

Sincerely,

-

Nishika De Rosairo

CEO and Founder

How did we do this year?

REPORT CARD

B-

☺ The Good	☹ The Bad
We enhanced platform performance & reliability by addressing technical debt, streamlining infrastructure & optimizing systems.	Sales declined due to economic challenges.
We leveraged user feedback to create a user-centric platform for intuitive, impactful coaching.	Improved resource allocation and operational efficiency for cost-effectiveness.
We are fine-tuning a based product for auto-renewals.	Sales executive who decided to go back to the corporate sector.

2023-24 At a Glance

Fiscal Year Ends January 31

$1,322,694 +76%
Revenue

-$1,043,883
Net Loss

IOU!

$204,514 [50%]
Short Term Debt

$831,700
Raised in 2023-24

$247,688
Cash on Hand
As of 04/ 2/24

INCOME BALANCE NARRATIVE

Revenues
Profit
US$1,322,694



US$751,386

-US$471,681

-US$1,043,883

2022	2023

Net Margin: -79%   Gross Margin: 79%   Return on Assets: -253%   Earnings per Share: -$0.06   Revenue per Employee: $264,539

Cash to Assets: 53%   Revenue to Receivables: 993   Debt Ratio: 75%

📄 HumanQ_2022_and_2023_GAAP.pdf

We ❤️ Our 45 Investors

Thank You For Believing In Us

Wicksell Metellus	Julie Hussey	Michael Vermillion	Adam Heintz	Ellie Daw	John Healy
Hatem Rowaihy	Rob Jacques	Brenda Lando Fridman	Ahmad Zahdan	Anastasia Crew	Joshua Kersey
Caroline Casson	Carlos Gonzalez	Kyra Barker	Victor Raisys	Harshit Rastogi	Sebnem Tugce Pala
Liting (Jessie) Shao	Kevin Gross	Nowfal Ebrahim	Rishabh Banga	Samantha Mui	Victoria Cox
Tochukwu Duru	Varsay Sirleaf	Waverly Deutsch	Mitch Knapke	Gale Wilkinson	Girish Pai
Ragavendran Beemarao	Byron Johnson	Michael Conti	A.J Noronha	Patricia Gorman Cook	Richard Armstrong
Aparna Ramaswamy	Shafiq Ah	Larissa Insogna	Thao Do	Anu Ram	Leslie Morgan

Thank You!

From the HumanQ Team



Nishika De Rosairo 🔗

CEO and Founder

Serial entrepreneur and leader who
has spent the last 18 years focused
on two key things – people and
impact

Details

The Board of Directors

Director	Occupation	Joined
Nishika de Rosairo	CEO & Founder @ HumanQ Inc.	2019

Officers

Officer	Title	Joined
Nishika de Rosairo	Founder	2019

Voting Power ❷

Holder	Securities Held	Voting Power
Nishika de Rosairo	10,000,000 Common stock	60.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2019	$950,000	LLC Units	Section 4(a)(2)
07/2021	$2,000,000	Preferred Stock	Section 4(a)(2)
04/2023	$750,000	Safe	Section 4(a)(2)
09/2023	$81,700		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	10,914,151	Yes
Series Seed 2 Preferred Stock	3,808,073	3,808,064	Yes
Series Seed 1 Preferred Stock	1,897,720	1,897,720	Yes

Warrants: 0
Options: 0

Form C Risks:

Global Economic Landscape and Capital Market Volatility: Prevailing economic conditions globally can introduce challenges. Economic downturns, geopolitical tensions, or global events might induce volatility in the capital markets, affecting investment sentiments, impacting the availability of capital for businesses, and influencing overall consumer spending behaviors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Talent Acquisition and Team Expansion: Challenges associated with scaling up, specifically in terms of headcount, can arise. Start-ups often face competition in attracting and retaining top talent. The ability to hire skilled personnel, from leadership roles to specialized positions, is crucial for growth and can significantly impact the company's trajectory.

Market Dynamics and Evolving Customer Preferences: Navigating a volatile market and adapting to shifting customer demands pose significant challenges, especially for startups still trying to solidify their market position.

Liquidity and Operational Solvency: Challenges commonly faced by start-ups include maintaining sufficient liquidity for operations and ensuring positive cash flow. Many nascent companies struggle with managing operational expenses, particularly in the initial stages, which can strain their financial reserves.

Customer Engagement and Contractual Delays: Uncertainties related to customer contracts can emerge. Start-ups may encounter unforeseen hurdles in finalizing contracts, exacerbated by protracted negotiations or delays in contract closing dates, potentially affecting projected revenues.

Sales Cycle Duration and Contract Closure: For many start-ups, especially those in B2B sectors, sales cycles can be prolonged, affecting the predictability of revenue streams. Delays or unexpected challenges in closing contracts can impact financial projections and operational planning.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the

Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HumanQ Inc.

Delaware Corporation
Organized January 2019
5 employees
2021 Fillmore St
#145
San Francisco CA 94115 http://www.humanQ.com

Business Description

Refer to the HumanQ profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HumanQ is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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